Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jazz Pharmaceuticals plc:
We consent to the incorporation by reference in the registration statements (No. 333-202269, No. 333-194131, No. 333-186886 and No. 333-179075) on Form S-8 of Jazz Pharmaceuticals plc of our reports dated February 23, 2016, with respect to the consolidated balance sheets of Jazz Pharmaceuticals plc as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of Jazz Pharmaceuticals plc.

/s/ KPMG

Dublin, Ireland
February 23, 2016